Exhibit 99.1

FOR IMMEDIATE RELEASE

iClick Interactive Asia Group Limited Schedules
2020 Annual General Meeting for December 23, 2020

HONG KONG — November 23, 2020 — iClick Interactive Asia Group Limited (“iClick” or the “Company”) (NASDAQ: ICLK), an independent online marketing and enterprise data solutions provider in China, today announced that it will hold its 2020 annual general meeting on December 23, 2020 at 9:00 a.m. (Hong Kong time) in Hong Kong, China.

Date:	December 23, 2020

Time:	09:00 a.m., Hong Kong time

Location:	15/F Prosperity Millennia Plaza
663 King’s Road, Quarry Bay, Hong Kong, China

The annual general meeting will be devoted to the following proposals:

1.                                      To appoint and ratify the appointment of Mr. Matthew Chu Pong Fong as director of the Company;

2.                                      To act upon such other matters as may properly come before the Company’s annual general meeting or any adjournment or postponement thereof.

Only shareholders of record at the close of business on November 23, 2020 (New York Time) are entitled to receive notice of and to vote at the Company’s annual general meeting or any adjournment or postponement thereof.

The notice of the Company’s annual general meeting and the Company’s 2019 Annual Report containing the complete audited financial statements and the report of auditors for the year ended December 31, 2019 is available on the Investor Relations Section of the Company’s website at http://ir.i-click.com.

About iClick Interactive Asia Group Limited

iClick Interactive Asia Group Limited (NASDAQ: ICLK) is an independent online marketing and enterprise data solutions provider that connects worldwide marketers with audiences in China. Built on cutting-edge technologies, iClick’s proprietary platform possesses omni-channel marketing capabilities and fulfils various marketing objectives in a data-driven and automated manner, helping both international and domestic marketers reach their target audiences in China. Headquartered in Hong Kong, iClick was established in 2009 and is currently operating in ten locations worldwide including Asia and Europe.

Safe-Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s fluctuations in growth; its success in implementing its mobile and new retail strategies, including extending its solutions beyond its core online marketing business; its success in structuring a CRM & Marketing Cloud platform; relative percentage of its gross billing recognized as revenue under the gross and net models; its ability to retain existing clients or attract new ones; its ability to retain content distribution channels and negotiate favorable contractual terms; market competition, including from independent online marketing technology platforms as well as large and well-established internet companies; market acceptance of online marketing technology solutions and enterprise solutions; effectiveness of its algorithms and data engines; its ability to collect and use data from various sources; ability to integrate and realize synergies from acquisitions, investments or strategic partnership; the duration of the COVID-19 outbreak and its potential impact on the Company’s business and financial performance; fluctuations in foreign exchange rates; general economic conditions in China and other jurisdictions where the Company operates; and the regulatory landscape in China and other jurisdictions where the Company operates. Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and other filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:
In China:	In the United States:
iClick Interactive Asia Group Limited	Core IR
Lisa Li	Tom Caden
Phone: +86-21-3230-3931 #892	Phone: +1-516-222-2560
E-mail: ir@i-click.com	E-mail: tomc@coreir.com